Computershare

82-2800

Laura Mastrogiuseppe
Relationship Manager, Client Services
Tel: 514-982-7888 Ext 7178
Fax: 514-982-7580
laura.mastrogiuseppe@computershare.com

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

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March 10, 2006

United States Securities &
Exchange Commission
Office of the International Corporate
Stop 3-9
450-5th Avenue N.W.
Washington, D.C. 20549 U.S.A.

RE: Confirmation of Mailing – Dorel Industries Inc.

Dear Sirs:

We confirm that the following material was sent by pre-paid mail on March 10, 2006 to the registered and non-registered holders of the Corporation whose names appear on the Supplemental Mailing List, as defined in the Canadian Securities Administrators' National Instrument 54-101, as per their language preference:

- Management's Discussion and Analysis including the Audited Consolidated Financial Statements as at December 30, 2005 and 2004 (English or French)

In compliance with the regulations made under the Securities Act, we are providing this material to you in our capacity as agent for Dorel Industries Inc.

If you require further information or have any questions, please do not hesitate to contact me.

Sincerely,
Computershare Trust Company of Canada

Laura Mastrogiuseppe

dlw 4/18

LM/aa

c.c.: Dorel Industries Inc.
Mr. Neil Wiener, Heenan Blaikie